PAGE <1>

                               PYRAMID OIL COMPANY
                                 P. O. Box 832
                              Bakersfield, CA 93302
                                  (661)325-1000

December 14, 2006

United States Securities and Exchange Commission
Washington, D.C. 20549-7010

     Attention:  Karl Hiller
                 Branch Chief
                 Corporate Finance

     Re:  Pyramid Oil Company
          Form 10-KSB for the Fiscal Year Ended December 31, 2005
          Filed March 27, 2006
          File No. 0-5525

Dear Mr. Hiller:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC") with respect to the above-referenced filing on Form 10-KSB of Pyramid Oil Company, a California corporation (the "Company"), in your letter dated December 8, 2006 (the "Comment Letter") addressed to Mr. Lee G. Christianson, Chief Financial Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in the amended and future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.


     FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

          Financial Statements  -  Statement of Operations, page 29

     STAFF COMMENT

     1. We note that you recorded termination costs, gain on sale of property and equipment, and loss on disposal of assets below operating income in your statement of operations. These types of costs are ordinarily reported within the operating section of the statements of operations under generally accepted accounting principles. The termination costs appear to be general and administrative, as these were paid to your vice president, while the gains and losses on disposals of long-lived assets must be presented in income from operation under paragraph 45 of SFAS 144.






PAGE <2>

     COMPANY RESPONSE

     The Company concurs with the comment addressing the termination costs and will amend Form 10-KSB for the years ended December 31, 2005 and 2004 to comply with the guidance of SAB Topic 5-P. The termination costs will be presented as a component of income from continuing operations, separately disclosed since the amount appears to be material.

     The Company concurs with the comment addressing a gain on sale of property and equipment and will amend Form 10-KSB for the years ended December 31, 2005 and 2004 to comply with the guidance of paragraph 45 of SFAS 144.
The gain on sale of property will be presented as a component of income from continuing operations, separately disclosed since the amount appears to be material.


     FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2006

          FINANCIAL STATEMENTS  -  General

     STAFF COMMENT

     2. The title of note five of your financial statements states 'Changes in Accounting Principle'. As this note discusses asset retirement obligations, the title appears to be to be labeled inappropriately.

     COMPANY RESPONSE

     The Company concurs with the comment and will revise the title to read as follows: 'Liability for Asset Retirement Obligation'.


          CONTROLS AND PROCEDURES, page 13

     STAFF COMMENT

     3. We note that you discuss Section 404 disclosure requirements of the Sarbanes-Oxley Act which will be effective for fiscal years ending on or after July 14, 2006. However, you are required to include the disclosure specified in item 307 and 308 of Regulation S-B in the reports you currently have on file.

     Similarly, the related disclosures in the Form 10-QSB's that you filed for the quarters ended March 31, 2006 and June 30, 2006 do not comply with these requirement in several respects, including the timing of the evaluation, the period referenced in concluding on changes in your internal controls, and the reference to internal controls, rather than internal controls over financial reporting.





PAGE <3>

     COMPANY RESPONSE

     The Company concurs with the comment and will revise Item 4 of the above mentioned Forms 10-QSB to read as follows:

     'Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.'

     'There was no change in our internal control over financial reporting that occurred during the quarter and nine months ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.'

     In connection with our responding to your comments, the Company acknowledge's the following:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact the undersigned at (661)325-1000 should you require additional information or have any questions.

                                       Very truly yours,

                                       LEE G. CHRISTIANSON
                                       -------------------
                                       Lee G. Christianson